Exhibit 99.1

Genius Group Launches Abu Dhabi and Dubai Genius Cities, AI Hubs at Abu Dhabi University

100 CEOs, Senior Government Officials, Educators & Students Expected to Attend AI Ready Workshop on June 25, 2024 at Abu Dhabi University

SINGAPORE, June 11, 2024 — Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced the launch of two Genius Cities in Dubai and Abu Dhabi, United Arab Emirates, with a first AI Ready Workshop taking place June 25, 2024 at Abu Dhabi University.

The Genius City model gives schools, startups, corporations and government localized and personalized AI powered training, case studies and a marketplace of AI talent and solutions. This enables forward-thinking cities – such as Dubai and Abu Dhabi – to be world leaders with their own Sovereign AI. The two cities follow in the footsteps of Singapore as part of a global network targeting 100 Genius Cities that implement Sovereign AI, integrating a full ‘Genius Cycle’ combining AI training and tools to build their own exponential ecosystems.

The AI Ready Workshop will be hosted by Abu Dhabi University – the UAE’s No.1 private university – and will be led by Salim Ismail, the world’s leading expert in Exponential Organizations, co-author of Exponential Organizations and creator of the ExO Model for exponential growth.

The workshop is expected to be attended by 100 invited CEOs, senior government officials, educators and students. It will deliver a snapshot of current AI challenges and opportunities, together with an AI Roadmap for attendees. Participants in the workshop will take an AI Ready assessment and build an AI Ready Roadmap for their business or organization. Participants will learn how to reshape their strategy to be AI Ready, and the pathways to become an AI powered leader within their industry with practical next steps.

“Dubai and Abu Dhabi are leading the world in becoming AI Ready, with recent announcements of the UAE’s National AI Blueprint and AI Officers in all government departments,” said Roger James Hamilton, Founder and CEO of Genius Group. “We are catering to this high demand for AI training in the region with the launch of our Genius City program of AI training & tools. We are also launching AI Hubs in partnership with Abu Dhabi University – both at Internet City in Dubai and the University’s main campus in Abu Dhabi – which will be the base to deliver their AI Accelerator Program and AI skills certification courses from leading AI companies including Nvidia, Google and Microsoft.”

“The local government and tech companies are already bringing world class AI tools to UAE. Now, as a Genius City, we can further elevate this progress to deliver measurable results. As we continue to move throughout the year, the team at Genius Group is looking forward to our upcoming Genius City launches including London, Tokyo, Mumbai, Miami, Las Vegas, Toronto, Vancouver, Stockholm and Santiago,” concluded Hamilton.

More details of the AI Ready Workshop can be found at: https://events.geniusgroup.ai/workshop/ad/

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI-powered, digital-first education solutions, disrupting the highly standardized system of traditional education with a personalized, flexible and life-long learning curriculum for the modern student. Genius Group services 5.4 million users in over 100 countries, providing personalized curriculums for individuals, enterprises and governments. The comprehensive, AI-powered platform offers programs for K-12 education, accredited university courses and skills-based courses for entrepreneurs. To learn more, please visit https://www.geniusgroup.net/.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including (without limitation) statements regarding our or our management’s expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are generally identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties.

Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: the Company’s goals and strategies; the Company’s future business development; changes in demand for online learning; changes in technology; fluctuations in economic conditions; the growth of the online learning industry the United States and the other markets the Company serves or plans to serve; reputation and brand; the impact of competition and pricing; government regulations; and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission (the “SEC”). For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that arise after the date hereof.

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